

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

November 13, 2007

<u>Via U.S. mail</u>

Sidney B. Fowlds, Chief Executive Officer
Parafin Corporation
5190 Neil Road, Suite 430
Reno, Nevada 89502

> **Re: Parafin Corporation
> Schedule 14A
> Filed October 25, 2007
> File No. 0-09071**

Dear Mr. Fowlds:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We remind you that the company has yet to sufficiently respond to a letter from us dated January 26, 2007 regarding your Form 10-KSB for Fiscal Year Ended September 30, 2006. Please provide a response to Jill Davis and Jennifer Goeken as soon as possible.

2.   Disclose <u>in a table or other similar format</u> the number of shares of your common stock that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved as a result of the adoption of the reverse stock split.

3.   While your Certificate of Amendment appears to provide for a corresponding reduction in your stated capital upon the affect of the reverse stock split, please confirm whether or not the reverse stock split would result in an increased number of authorized but unissued shares of your common stock. If so, please state (i) if you have any current plans, proposals or arrangements to issue any of the additional shares; or (ii) that you have no such plans, proposals or arrangements written or otherwise at this time. For example, are there any proposals or plans to acquire any business or engage in any investment opportunity with the additional shares?   Further, please provide specific disclosure in the body of your Schedule 14A regarding the reduction in your stated capital.

4.   If the reverse stock split will result in an increased number of authorized but unissued shares of your common stock, please also refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares.

5.   Please confirm that you have yet to send the consent statement and form of consent to stockholders. We note that on page two of your Schedule 14A, you indicate that such documents would be sent on or about October 15, 2007.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Madison at (202) 551-3296 or me at (202) 551-3611 with any questions regarding our comments.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: J. Madison

Via facsimile
Frank J. Hariton
(914) 693-2963